February 5, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Remark Media, Inc.
Registration Statement on Form S-3
Filed December 4, 2014
File No. 333-200717

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Remark Media, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-3 (File No. 333-200717) filed with the Securities and Exchange Commission (the “Commission”) on December 4, 2014, together with all exhibits thereto (the “Registration Statement”), be withdrawn effective immediately.

The Registration Statement was filed in accordance with the Company’s contractual obligation to file and seek effectiveness of a registration statement covering the resale by the selling stockholder identified in the Registration Statement of shares of the Company’s common stock underlying securities issuable to the selling stockholder under the terms of a stock purchase agreement.  Such stock purchase agreement, a related registration rights agreement and the Company’s obligations thereunder have been terminated.  The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof and provide a copy of such order to Robert H. Friedman, Esq. of Olshan Frome Wolosky LLP, the Company’s corporate counsel, by email at rfriedman@olshanlaw.com or facsimile at (212) 451-2222.

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

If you have any questions regarding this request, please contact Mr. Friedman at (212) 451-2220.

Sincerely,

/s/ Douglas M. Osrow
Douglas M. Osrow
Chief Financial Officer